UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 19, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 19, 2010 announcing that STMicroelectronics’ Supervisory Board resolves to submit to the Company’s Annual General Meeting a proposal to increase the annual cash dividend to US$0.28 per share.

PR No. C2625C

STMicroelectronics Supervisory Board Resolves to Submit to the Company’s
Annual General Meeting a Proposal to Increase
Annual Cash Dividend to US$0.28 per Share

Geneva,  April 19, 2010 – The Supervisory Board of STMicroelectronics (NYSE:STM) approved the management proposal to submit to the forthcoming 2010 Annual General Meeting of Shareholders the distribution of an annual cash dividend of  US$0.28 per outstanding share of the Company’s common stock, payable in four equal quarterly installments. The proposed dividend equals a 2.7% yield on the Company’s share price at closing on Friday, April 16, on the NYSE.

The proposal will be submitted for shareholder approval at the Company’s Annual General Meeting, which will be held in Amsterdam on May 25, 2010. Upon approval, the dividends will be paid in four equal quarterly installments in June, August and December 2010, and February 2011 to shareholders of record in the month of each quarterly payment. The first payment date will be on June 3 for the European stock exchanges and on June 8 for the NYSE. (For additional details on the dividend payment and ex-dividend dates, please refer to the Company Website).

The Company’s annual cash dividend of US$0.28 per share, as proposed, is significantly higher than the annual dividend of US$0.12 per share declared last year.

“Last year we were obliged to significantly reduce our dividend as a responsible and temporary measure in reaction to the severe recession,” said Carlo Bozotti, President and CEO of STMicroelectronics. “Despite the recession our financial position has substantially improved. Now, a strong financial foundation, confidence in the Company’s ability to generate solid free cash flow and the expected proceeds of our product portfolio reshaping allow ST to increase the dividend and to reward our shareholders for their investment and trust in the Company.”

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on March 10, 2010. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

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About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

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(attachment to PR No. C2625C)

STMicroelectronics Supervisory Board Resolves to Submit to the Company’s Annual General Meeting a Proposal to Increase Annual Cash Dividend to US$0.28 per Share

The table below summarizes the full schedule for the four installments for the dividend :

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2010	31-May-10* (28-May-10 in NY)**	2-June-10	3-June-10	8-June-10	28-May-10	3-June-10
Q3 2010	23-Aug-10	25-Aug-10	26-Aug-10	31-Aug-10	20-Aug-10	26-Aug-10
Q4 2010	29-Nov-10	1-Dec-10	2-Dec-10	7-Dec-10	26-Nov-10	2-Dec-10
Q1 2011	21-Feb-11 (18-Feb-11 in NY)**	23-Feb-11	24-Feb-11	1-Mar-11	18-Feb-11	24-Feb-11

*Since the Annual General Meeting will be held on May 25, the Company will be unable to both set the ex-dividend date for, and to pay, the first dividend installment in May according to the usual schedule, and has therefore resolved, in coordination with the stock exchange and with a view to ensuring the appropriate functioning of the market for its shares from a substantive standpoint, to pay such installment on June 3 with an ex-dividend date on May 31 (May 28 in NY). Other than as indicated below, the ex-dividend and payment dates for the subsequent installments are consistent with the usual schedule.

**May 31, 2010 and February 21, 2011 are not trading days on the New York Stock Exchange.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 19, 2010	By:	/s/ Carlo Ferro
	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer